Exhibit 99.43

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 36

HudBay Minerals Files Normal Course Issuer Bid

Toronto, Ontario, September 29, 2009 – HudBay Minerals Inc. (“HudBay”, “the Company”) (TSX: HBM) today announced that a notice of its intention to make a normal course issuer bid (“NCIB”) has been accepted by the Toronto Stock Exchange (“TSX”). The notice provides that the Company may, during the 12 month period from October 1, 2009 to September 30, 2010, purchase up to 13,655,000 of its common shares, being approximately 10% of the public float.

Repurchases will be made by HudBay directly on the TSX, subject to compliance with applicable regulatory requirements. The price HudBay will pay for any such shares will be the market price at the time of acquisition.

The maximum number of shares that may be repurchased during any trading day may not exceed 379,100 shares, representing 25% of the average daily trading volume on the Toronto Stock Exchange for the Company’s shares during the previous six months. The limit, for which there are permitted exceptions, is determined in accordance with regulatory requirements.

There can be no assurances as to the precise number of shares that will be repurchased under the normal course issuer bid, or the aggregate dollar amount of the shares purchased. HudBay may discontinue purchases at any time, subject to compliance with applicable regulatory requirements. Shares purchased pursuant to the normal course issuer bid will be cancelled.

The NCIB is intended to permit HudBay to take advantage of opportunities that may arise from time to time to acquire its own shares at attractive prices for the benefit of its shareholders.

There were 153,578,289 common shares of the Company outstanding on September 25, 2009.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward looking information includes but is not limited to information concerning the possible repurchase of shares under the normal course issuer bid and regulatory approval by the TSX. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry, as well as those risk factors discussed in the company’s Annual Information Form dated March 30, 2009, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

HudBay Minerals Inc.	2
News Release 2009 – No. 36: HudBay Minerals announces normal course issuer bid